CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.: TNAV-004

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

February 2, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Attention:	Lyn Shenk, Branch Chief
Theresa Messinese, Staff Accountant
J. Nolan McWilliams, Staff Attorney
Susan Block, Attorney Advisor

Re:	TNAV Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 2, 2010
File No. 333-162771

Ladies and Gentlemen:

We are submitting this letter on behalf of TNAV Holdings, Inc. (the “Company”), a wholly owned subsidiary of TeleNav, Inc. (“TeleNav”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 21, 2010 (the “Staff Letter”) and telephonically from Theresa Messinese on January 27, 2010 relating to the Company’s Registration Statement on Form S-1 originally filed with the Commission on October 30, 2009 and amended on December 8, 2009 and January 5, 2010 (File No. 333-162771) (the “Registration Statement”).1

[1]

Prior to the effective date of the Registration Statement, TeleNav will merge with and into the Company, stockholders of TeleNav will become stockholders of the Company and the Company will change its name to TeleNav, Inc. The stockholders of both entities approved the merger in December 2009. Except as disclosed herein, the information included in this letter are those of TeleNav and its subsidiaries and do not give effect to the corporate reorganization.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re:	TNAV Holdings, Inc.

February 2, 2010

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company is requesting confidential treatment for selected portions of this letter and the supplemental materials, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and two marked copies of Amendment No. 3 (against Amendment No. 2 to the Registration Statement filed on January 5, 2010 (“Amendment No. 2”)). The Company intends to file an amendment to the Registration Statement in the middle of February 2010 to provide the estimated offering price per share and intends to request acceleration and effectiveness of the Registration Statement during the week of March 1, 2010.

In this letter, we have recited the comments from the Staff Letter and provided telephonically in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 3.

Bonuses, page 100

1.	We note your response to our prior comment 15 and reissue, in part. Please provide specific disclosure of targets and the actual achievement against these targets for targets that are based on information that has been publicly reported, such as revenue targets. If you continue to believe that a target may be omitted because disclosure may cause competitive harm, disclose with specificity how difficult or likely it would be for the company or executive to achieve the undisclosed target. Refer to Instruction 4 to Item 402(b) of Regulation S-K.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re:	TNAV Holdings, Inc.

February 2, 2010

The Company respectfully advises the Staff that specific disclosure of the performance targets (the “Targets”) under the STI Bonus Plans, even those Targets related to information that has been publicly disclosed such as revenue targets, is not required because it would result in competitive harm and may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder. Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential” from the class of materials that public agencies must make available to the public.

TeleNav’s Chief Executive Officer and President’s individual Key Performance Indicators (“KPIs”), which comprise the Targets, are those related to the financial performance derived from TeleNav’s internal operating plan, and the individual KPIs of the other executive officers relate to the individual executive officer’s area of responsibility and may relate to customer satisfaction targets, business development targets or revenue or other financial targets. The KPIs specifically relate to TeleNav’s commercial operations and its financial condition. As such, the Targets constitute “commercial or financial information” under Exemption 4.

The KPIs are based upon TeleNav’s internal operating plan and other operating metrics. TeleNav’s internal operating plan, and consequently the KPIs represent TeleNav’s confidential internal goals for its business, financial and operational strategies. None of this information is released or disclosed to the public.

Given the development cycle of TeleNav’s services and products, and TeleNav’s and the LBS industry’s business models, disclosure of such Targets, even on a historical basis, would give the Company’s competitors visibility into the Company’s plans and priorities, including its designated plans for growth, profitability, investment or increased operational focus, areas of product research or development, timing of product or service launch, allocation of resources and changes in direction.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re:	TNAV Holdings, Inc.

February 2, 2010

TeleNav derives revenue primarily from the sale of its services. In general, TeleNav’s development cycle is approximately 18 months from service or feature concept until a service or feature moves into production and becomes available to end users. That time period does not include the time consumed in identifying and planning for new technology, market or customer penetration. At any given time, TeleNav may be in various stages of a service or feature’s development cycle. Thus, information regarding the Targets related to TeleNav’s new service or feature timelines, strategic account penetration and other financial targets, even if given for a past year, may still provide valuable and harmful competitive information to TeleNav’s competitors about TeleNav’s expectations for its business, financial and operational strategies. In part, this information may relate to services that have not reached the production stage at the time of the disclosure, and thus not public knowledge. Revenue mix objectives also would disclose TeleNav’s expectations for the timing of service or feature launches or expected wireless carrier or other partner relationships or launches.

If TeleNav is required to specifically disclose the Targets, it would essentially be informing its competitors of its expectations, both historically and for the current fiscal year, for its business, financial and operational strategies. The specific disclosure of such Targets would provide significant visibility into, and allow TeleNav’s competitors to reach significant conclusions about, its plans and priorities including: designated plans for growth, profitability, investment or increased operational focus; areas of cost control or investment; areas of research or development; timing of service launches; allocation of resources; and changes in direction.

Disclosure of specific KPIs and the weight given to individual KPIs would also result in disclosure of services or other efforts that TeleNav has not determined to implement or for which a wireless carrier or other partner has not entered into contract negotiations. In a given year, TeleNav may determine to make entering a new technology a performance goal although there is no customer and no developed technology. These “stretch” goals serve to motivate executive officers to vet whether the technology is viable. Whether or not Targets such as those described are achieved, the disclosure of these goals in a subsequent year will provide TeleNav’s competitors with valuable information regarding TeleNav’s strategic direction. Competitors would then be able to utilize this information and target TeleNav’s customers, design similar services or alter the timing of the launch of their own similar products or services. [***]

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re:	TNAV Holdings, Inc.

February 2, 2010

Disclosure of the historical emphasis TeleNav placed on these projects would have given competitors a means to determine what TeleNav’s product roadmap is for the future and how it has allocated its development resources. Thus, specific disclosure of the KPIs and the weight of the KPI relative to the total would clearly be harmful to TeleNav, its future operations and its stockholders without providing investors substantive information about TeleNav’s financial performance given the lengthy time to market and uncertainty of many of these projects. Also, the disclosure of TeleNav’s expected timing for product or service launch would allow competitors to gauge TeleNav’s progress and competitors could launch similar products or services earlier, thereby giving the competitors an unfair competitive advantage. Disclosure of TeleNav’s new and strategic account penetration objectives would allow competitors to learn TeleNav’s strategic direction and such competitors may implement plans to thwart TeleNav’s goals.

TeleNav also sets KPIs on a calendar year basis, although the fiscal year ends June 30. Calendar year metrics are likely to be misleading to investors as they affect two separate fiscal years. In addition, disclosure of financially related KPIs set on a calendar year basis may also lead to extrapolation that may be misleading to investors.

Competitors could also implement tactics to prevent TeleNav from achieving its strategies. For example, to the extent that TeleNav shifts its business, financial or operational strategies from one area of focus to another, such shift would likely be reflected in the annual operating plan and consequently the KPIs. The disclosure of such shift through the specific disclosure of Targets would give competitors notice of TeleNav’s plans, and places TeleNav at a strategic disadvantage compared to its competitors when attempting to execute its strategy.

Competitors could use such information to recruit employees away from TeleNav or to retain their own employees by offering similar incentives. Disclosure of individual Targets for a given executive officer could lead to unfair attempts by competitors to recruit those officers with pay packages that lower the requirements to attain a specific objective. Competitors would also be able to determine to which executive officer specific responsibility for a given program was assigned by TeleNav and enable them to target those executives for recruitment. TeleNav’s competitors could use such information to unfairly compete with TeleNav, which would clearly be harmful to TeleNav’s business and its future operations.

TeleNav’s competitors that are not publicly traded have no comparable reporting requirements. Furthermore, certain competitors which have a broad range of product and service

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re:	TNAV Holdings, Inc.

February 2, 2010

offerings may not be required to disclose the same performance targets related to their location based services because of their significantly larger and more diverse operations. Disclosure of TeleNav’s Targets without a corresponding opportunity to access similar information from its competitors would place TeleNav at a strategic disadvantage.

TeleNav believes disclosure of the Targets will make it substantially more difficult for it to achieve its business, financial and operational strategies and will cause significant economic harm to its competitive position, which would be harmful to its stockholders. TeleNav believes that access to its Targets by its competitors would allow them to use the information against TeleNav, affecting its future plans and strategies and making its ability to achieve such plans and strategies increasingly difficult, which could be materially harmful to its future financial performance.

Difficulty in Achieving Targets

As stated on page 104 of the Registration Statement, the Targets are set such that they are attainable only with significant effort and attention from management. In addition to the individual KPIs, other components of the STI Bonus Plans are TeleNav’s corporate KPIs, the most heavily weighted of which is the revenue target. Most of the financial and revenue targets in our STI Bonus Plans are set significantly higher than the objectives in our operating plan. Our executive officers must each achieve a minimum of 30% of applicable targets to earn points which are computed into a percentage of the bonus targets achieved. [***] This is a challenging target in any industry and in the LBS industry requires significant effort with no guarantees and illustrates the difficulty of achieving the Targets.

Accordingly, for all of the reasons outlined above and in the Company’s response to the Staff’s prior comment 15, the Company strongly reaffirms its belief that specific disclosure of its Targets would result in competitive harm to the Company and therefore may be omitted under Instruction 4 to Item 402(b).

2.	In this regard, we also note your response to our prior comment 16; however, we reissue. We continue to believe that even if a particular target is not quantified because of risk of competitive harm, additional explanation of the various company and individual targets is nevertheless warranted. It is not apparent to us that all of the targets discussed in your response letter to us are encompassed in the targets you discuss in the registration statement. Accordingly, please revise as previously requested. Alternatively, tell us why specific targets are not a material part of your performance compensation.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re:	TNAV Holdings, Inc.

February 2, 2010

In response to the Staff’s comment, the Company has revised the disclosure on pages 103, 104, 105, 106 and 107 of Amendment No. 3, subject to the considerations set forth in the Company’s response to comment 1 above.

3.	Please provide us with objective support for the following statements and, with respect to claims of leadership, specify the measure by which you lead:

•	Page [88]: “. . . we believe that we were as of December 31, 2009 the largest provider of . . . .”

In response to the Staff’s comment, the Company is supplementally providing the Staff under separate cover (a) the Q3 2009 US Location Based Services Report published by The Nielsen Company reporting that TeleNav is a leading provider of voice guided, turn by turn navigation services on mobile phones in North America based upon revenue share of top mobile application publishers in the U.S. and (b) information indicating that TeleNav’s competitor, Networks in Motion, had approximately 3.5 million subscribers at the end of 2008 and approximately 3.5 million subscribers in December 2009.

Other Matters

Amendment No. 3 is filed herewith in response to the Staff’s comments. The Company confirms that no additional material changes were made in Amendment No. 3 for reasons other than (i) in response to a specific Staff comment; (ii) as noted in this response letter; (iii) to disclose the filing of a patent infringement suit against TeleNav on December 31, 2009; (iv) to update the financial information to include information as of and for the six months ended December 31, 2009; (v) to note the filing of the Company’s listing application with the NASDAQ Stock Market; and (vi) to address recent updates in third party market statistics used in the Registration Statement.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re:	TNAV Holdings, Inc.

February 2, 2010

Please direct your questions or comments to Julia Reigel of this office (650-320-4509) or me (650-565-3883). In addition, please provide a facsimile of any additional comments you may have to the attention of Alan Denenberg of Davis Polk & Wardwell LLP at fax number (650-752-3604), and to Ms. Reigel and me at (650-493-6811). Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI, Professional Corporation

/s/ Valerie Barnett
Valerie Barnett

Enclosures

cc:	H.P. Jin, TNAV Holdings, Inc.

Douglas Miller, TNAV Holdings, Inc.

Loren Hillberg, Esq., TNAV Holdings, Inc.

Carmen Chang, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Julia Reigel, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Alan Denenberg, Esq., Davis Polk & Wardwell LLP